Exhibit (c)(10)
Jefferies Broadview A division of Jefferies & Company, Inc. Project Viking Strategic Committee Update August 1, 2006 CONFIDENTIAL DRAFT Member, SIPC

Table of Contents Battery / Marlin Offer Discussion 1 Process Update 6 Appendix I: Preliminary Valuation Support 8 i

Battery / Marlin Offer Discussion 1

Battery Ventures / Marlin Equity Letter Of Intent Key Terms: / Valuation - Face Value Face Value Offer Of $2.84 Per Share (Assumes $52MM cash balance at close; excludes restructuring costs) Valuation - Adjusted $2.78 Per Share1 - 0.4% Premium2 Other Conditions LTM Revenue As Of 6/30/06 Of $46.7MM Of Which Minimum Of $23.7MM Is Maintenance Revenue Fully Diluted Share Count Of 33.8MM shares No Existing Limitations To Viking's $326.4MM in NOLs Breakup Fee Of 4.5% Lock-Up Option From Major Viking Shareholders At Signing Of the DA Type of Consideration And Transaction Cash Merger / 100% Stock Purchase Exclusivity 15 Business Days With A Possible 5 Business Days Automatic Extension On Good Faith Key Areas Of Confirmatory Due Diligence Analysis Of Maintenance Renewal Rates License Revenue Detail By Customer Current Customer Pipeline And Historical Conversion Rates Customer Calls Necessary Approvals And Other Conditions No Financing Contingencies Key Proposal Terms Face value of Battery/Marlin offer is $2.84 per share. Valuation of $2.78 per share takes into account a $2 million adjustment attributed to the difference between assumed cash on balance sheet at close of $52 million as represented in the Battery/Marlin offer and the expected cash balance of approximately $50 million at 10/31/06 (the expected date of closing of the proposed transaction) as represented by Viking management. Premium calculated off Viking closing price on August 1, 2006 of $2.77 per share. 2

# Battery / Marlin Proposal Represents A 0.4% Premium To Current Equity Value[1]

Historical Trading Price Over The Past Year

| Time Period | Share Price | Premium Implied By Current Proposal Of $2.78 Per Share[1] | Time Period | Share Price | Premium Implied By Current Proposal Of $2.78 Per Share[1] |
|---|---|---|---|---|---|
| 1-Day Price | $2.77 | 0.4% | 90-Day Average | $2.84 | (2.0%) |
| 20-Day Price | $2.73 | 1.8% | 180-Day Average | $2.81 | (1.1%) |
| 5-Day Average | $2.74 | 1.5% | 1-Yr Average | $2.90 | (4.1%) |
| 20-Day Average | $2.78 | (0.1%) | 52-Wk High | $3.71 | (25.1%) |
| 30-Day Average | $2.77 | 0.5% | 52-Wk Low | $2.40 | 15.8% |
| 45-Day Average | $2.75 | 1.3% | 2-Yr Average | $3.09 | (10.0%) |



Price Per Share
$4.50
$4.25
$4.00
$3.75
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
1 Year Average $2.90
Offer Price $2.78(1)
30-Day Average $2.77
45-Day Average $2.75
Current Stock Price $2.77
Viking
Oct-04
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Jul-06

(1) As of market close on August 1, 2006; Face value of Battery/Marlin offer is $2.84 per share. Valuation of $2.78 per share takes into account a $2 million adjustment attributed to the difference between assumed cash on balance sheet at close of $52 million as represented in the Battery/Marlin offer and the expected cash balance of approximately $50 million at 10/31/06 (the expected date of closing of the proposed transaction) as represented by Viking management.

Jefferies BROADVIEW

3

Public Company Comparables Suggest A Valuation Range Of $1.90 - $2.45 Per Share Current Share Price ($2.77) Battery / Marlin Adjusted Offer Price ($2.78) Median Range 75th Percentile 25th Percentile Implied TEV/R: $2.00 $2.50 $3.00 $3.50 $4.00 $4.50 Multiple of LTM Revenue Premium to Equity Market Value 20 Days Prior To Announcement Premium to Equity Market Value 1 Day Prior To Announcement Multiple of LTM Revenue M&A Transaction Comparables Public Company Comparables Enterprise Software Transaction Premiums Multiple of LTM License Revenue $1.50 0.29x 0.65x 1.02x 1.38x 1.74x 2.10x 4

While Premium Comparables (Which Incorporate A Control Premium) Suggest A Per Share Value Of $3.20-$3.75 Per Share, Transaction Comparables Suggest A Lower Valuation ($ in Millions, Except Per Share Data) As of 6/30/06, the Company had $53.9MM in cash and $0.0MM in debt, yielding a net balance sheet adjustment of $53.9MM. Per share calculations assume 33.8MM diluted Viking shares outstanding. Public company comparables includes companies with > $20MM revenue, <(10%) LTM Revenue Growth and <(10%) LTM EBIT Margin. $2.77 (1-day price) serves as closest approximation for 20-day price at date of announce. 5

Process Update 6

# Since The Strategic Committee Meeting Held On July 21, 2006, Jefferies Broadview Has Contacted Multiple Potential Buyers

Buyer Approaches And Updates Since July 21, 2006

| | Buyer Feedback |
|---|---|
| Meeting Requested | ■ **Garnett and Helfrich** |
| Evaluating | ■ **Francisco Partners:** Expressed that Viking was too small a buyout on a standalone basis but considers the Company a good fit with either GXS or AttachmateWRQ; However, unlikely to move quickly due to GXS CEO being away for 2-3 weeks and distractions with NetIQ integration<br>■ **OpenConnect:** Continued interest but unable to get funding from its financial sponsor, HPK Capital; Open to doing a reverse merger or a transaction with another private equity buyer providing the equity component of the deal<br>■ **OpenGate Capital:** Reviewing opportunity but remains a low probability as they have not responded over the last week<br>■ **TIBCO:** Expects to respond within one or two days as a couple of key TIBCO individuals were out last week<br>■ **Vector Capital:** Expressed potential interest but key team members on vacation until 8/3 |
| Awaiting Reply | ■ **BMC Software**<br>■ **Gores Equity**<br>■ **Unicom Systems** |
| Passed / No Interest | ■ **Platinum Equity**<br>■ **Investcorp** |

Jefferies BROADVIEW

7

Appendix I: Preliminary Valuation Support 8

Summary Of Public Company Comparables ($ in Millions) Software Vendors With LTM Revenue > $20MM, LTM Revenue Growth < (10%) & LTM EBIT Margin < (10%) Valuation information calculated as of 8/1/06. Net Cash equals total cash less total debt. Total Enterprise Value (TEV) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. 9

Comparable Public Company Premiums Analysis North American Software Sellers With Equity Consideration Paid Between $50MM And $250MM Since January 1, 2004 Premium Over Seller's Equity Price Per Share Twenty Trading Days Prior To Announcement 0 4 5 8 8 2 0 1 1 2 3 4 5 6 7 8 9 <0% 0%-20% 20%-40% 40%-60% 60%-80% 80%-100% >100% Number of Transactions 10

Enterprise Software Public Premium Comparables - North American Sellers With Equity Consideration Between $50 Million And $250MM Since 1/1/2004 ($ in Millions) Not Meaningful ("NM"), when premium is greater than 150% or less than (150%). 11

North American Software Sellers With < (10%) LTM Revenue Growth & < (10%) LTM EBIT Margin M&A Transaction Comparables ($ in Millions) Prices paid have been adjusted for cash and debt on the seller's balance sheet at the time of acquisition. 12